Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
September 8, 2010
VIA EDGAR
Laura L. Solomon
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4041

Re:	Van Kampen Partners Trust and Van Kampen Asset Management, Application for Exemptive Order Under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), File Number 812-13644
Dear Ms. Solomon:
     On behalf of Van Kampen Partners Trust and Van Kampen Asset Management (the “Applicants”), we hereby request the withdrawal of the application seeking an exemption from Section 15(a) of the 1940 Act, Rule 18f-2 thereunder and certain disclosure requirements, which was originally filed with the Securities and Exchange Commission on March 17, 2009.
     Please do not hesitate to contact Kim Lombardo at (312) 407-0768 or me at (312) 407-0863 if you have any questions.
Sincerely,
/s/ Charles B. Taylor
Charles B. Taylor

1